# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: STONERIDGE INC, CIK 0001043337
CUSIP: 86183P102
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 39675 MACKENZIE DRIVE, SUITE 400, NOVI, Michigan (MI), 48377
Date of event which requires filing of this statement: 02/06/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001640809
Persons authorized to receive notices and communications: ARON R. ENGLISH, 22NW, LP, 590 1st Ave. S, Unit C1, Seattle, Washington (WA), 98104, 206-227-3078; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- 22NW Fund, LP (CIK 0001640809): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,297,092; shared voting power 0; sole dispositive power 2,297,092; shared dispositive power 0; aggregate amount beneficially owned 2,297,092 (8.2% of the class)
- 22NW, LP (CIK 0001694297): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,297,092; shared voting power 0; sole dispositive power 2,297,092; shared dispositive power 0; aggregate amount beneficially owned 2,297,092 (8.2% of the class)
- 22NW Fund GP, LLC (CIK 0001770575): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,297,092; shared voting power 0; sole dispositive power 2,297,092; shared dispositive power 0; aggregate amount beneficially owned 2,297,092 (8.2% of the class)
- 22NW GP, Inc. (CIK 0001783663): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,297,092; shared voting power 0; sole dispositive power 2,297,092; shared dispositive power 0; aggregate amount beneficially owned 2,297,092 (8.2% of the class)
- English Aron R. (CIK 0001770436): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,297,092; shared voting power 0; sole dispositive power 2,297,092; shared dispositive power 0; aggregate amount beneficially owned 2,297,092 (8.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: STONERIDGE INC
Address of issuer's principal executive offices: 39675 MACKENZIE DRIVE, SUITE 400, NOVI, Michigan (MI), 48377

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) 22NW Fund, LP, a Delaware limited partnership ("22NW Fund"), with respect to the Common Shares, without par value, of the Issuer (the "Shares") directly and beneficially owned by it;

(ii) 22NW, LP, a Delaware limited partnership ("22NW"), as the investment manager of 22NW Fund;

(iii) 22NW Fund GP, LLC, a Delaware limited liability company ("22NW GP"), as the general partner of 22NW Fund;

(iv) 22NW GP, Inc., a Delaware S Corporation ("22NW Inc."), as the general partner of 22NW; and

(v) Aron R. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The address of the principal office of each of the Reporting Persons is 590 1st Ave. S., Unit C1, Seattle, Washington 98104.
Present principal occupation or employment: The principal business of 22NW Fund is investing in securities. The principal business of 22NW is serving as the investment manager of 22NW Fund. The principal business of 22NW GP is serving as the general partner of 22NW Fund. The principal business of 22NW Inc. is serving as the general partner of 22NW. Mr. English is the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: 22NW Fund, 22NW, 22NW GP and 22NW Inc. are organized under the laws of the State of Delaware. Mr. English is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by 22NW Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,297,092 Shares directly owned by 22NW Fund is approximately $12,959,612, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to engage in communications with the Issuer's Board of Directors (the "Board") and management team regarding opportunities to enhance shareholder value, including through potential improvements to the composition of the Board.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or third parties about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon 28,016,931 Shares outstanding as of November 3, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025.

As of the date hereof, 22NW Fund directly beneficially owned 2,297,092 Shares, constituting approximately 8.2% of the Shares outstanding.

22NW, as the investment manager of 22NW Fund, may be deemed to beneficially own the 2,297,092 Shares beneficially owned by 22NW Fund, constituting approximately 8.2% of the Shares outstanding. 22NW GP, as the general partner of 22NW Fund, may be deemed to beneficially own the 2,297,092 Shares beneficially owned by 22NW Fund, constituting approximately 8.2% of the Shares outstanding. 22NW Inc., as the general partner of 22NW, may be deemed to beneficially own the 2,297,092 Shares beneficially owned by 22NW Fund, constituting approximately 8.2% of the Shares outstanding. Mr. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc., may be deemed to beneficially own the 2,297,092 Shares beneficially owned by 22NW Fund, constituting approximately 8.2% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: By virtue of their respective relationships to 22NW Fund, each of 22NW Fund, 22NW, 22NW GP, 22NW Inc. and Mr. English may be deemed to have sole power to vote and dispose of the Shares directly beneficially owned by 22NW Fund.
Transactions in the class effected during the past sixty days: The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On February 6, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in Securities.

99.1 - Joint Filing Agreement, dated February 6, 2026.

## Signatures
- 22NW Fund, LP: /s/ Aron R. English, Aron R. English, Manager of 22NW Fund GP, LLC, its General Partner (02/06/2026)
- 22NW, LP: /s/ Aron R. English, Aron R. English, President and Sole Shareholder of 22NW GP, Inc., its General Partner (02/06/2026)
- 22NW Fund GP, LLC: /s/ Aron R. English, Aron R. English, Manager (02/06/2026)
- 22NW GP, Inc.: /s/ Aron R. English, Aron R. English, President and Sole Shareholder (02/06/2026)
- English Aron R.: /s/ Aron R. English, ARON R. ENGLISH (02/06/2026)